CTC Media, Inc.

15A Pravda Street

Moscow, Russia, 125124

Tel: +7 (495) 785 6333

Fax: +7 (495) 785 6349

www.ctcmedia.ru

December 29, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Larry Spirgel

100 F Street, N.E.

Washington, D.C.  20549

Re: CTC Media, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 1, 2010
File No. 000-52003

Dear Mr. Spirgel:

This letter and supplemental analysis are in response to the last question raised by the staff of the Securities and Exchange Commission (the “Staff”) contained in their letter dated December 15, 2010 to Mr. Boris Podolsky, Chief Financial Officer of CTC Media, Inc. (the “Company” or “we”), relating to the Company’s Form 10-K filed on March 1, 2010.

The Staff’s question is provided for convenience along with the Company’s response.

“We note your response to comment two from our letter dated November 19, 2010.  In particular, we note that your assertion that the assembled workforce is the only important component of going concern and that assertion is solely based on a qualitative assessment of the attributes of the industry.  It is our belief that you should perform a quantitative analysis to assess the reasonableness of your discount rate factors, the contributory asset charges applied, and the conclusion reached for the umbrella licenses in your 2009 annual test.  At a minimum, please provide us with a WARA (weighted average return on assets) analysis, as well as any other quantitative analysis in support of your assessment. Also confirm that going forward you will perform a WARA analysis and other supportive quantitative analysis (as appropriate) when you perform future impairment tests for all your licenses.”

Response

At the Staff’s request we have respectfully performed a weighted average return on assets (“WARA”) quantitative analysis for our October 1, 2009, annual impairment tests in further support of the contributory assets charges we applied in our models and in the discount rate factors we used to determine the fair value of our two umbrella licenses.

We attach our WARA analysis as Appendix 1 to this letter. We performed a separate WARA analysis for each umbrella license. We also provide you with our weighted average cost of capital (“WACC”) calculations as Appendix 2 to this letter.

The residual going concern amount determined in the WARA analysis for our DTV business is attributable to the additional broadcast penetration provided by our agreements which do not meet the asset recognition criteria and which do not contribute to the umbrella license technical broadcast penetration, the license’s usage or its fair value.  This is explained as the umbrella license provides 43% of DTV’s technical broadcast penetration while the remaining technical penetration of DTV is provided by the network affiliation agreements and other regional licenses and agreements.  From this WARA analysis we determined any residual going concern aspects related to the umbrella licenses would not have been significant nor would they have materially impacted the weighted average cost of capital or our fair value determination if hypothetical contributory charges were to be added to our valuation models.  Additionally, no impairment charge would be required as a result of this assessment.

We believe this analysis further supports our assessment that we had applied reasonable judgment in our original valuation in determination of contributory asset charges.  As we have previously described, at the time of our valuations we considered all the significant tangible and intangible assets contributing to the cash flows of the umbrella licenses and included these in our contributory asset charges.  Our WARA analysis also includes the refined aspects of our valuation methodology regarding the calculation of contributory asset charges as we previously described in our last letter to address the Staff’s concerns.  We will also use this methodology and qualitative analysis prospectively.

We therefore believe we have submitted to the Staff appropriate analysis that the contributory asset charges in our valuation model were appropriate and reasonable.

While we prepared the WARA analysis to be responsive to the Staff’s request, we believe (as would most valuation specialists) one would only prepare a WACC-WARA reconciliation as part of an ASC 805 “Business Combinations” analysis or as part of a Step 2 ASC 350 “Intangibles Goodwill and other” analysis. However, we confirm to the Staff that in our ongoing impairment tests we will perform such an analysis prospectively and other qualitative support (as appropriate) in our fair value assessments.

*              *              *

If you have any questions or comments regarding this response letter, please do not hesitate to contact me on +7 495 785 6350 or by email at bpodolsky@ctcmedia.ru.

Appendix 1

WARA analysis as of October 1, 2009

Rates of return applied to each asset are the same as in our models for calculation of contributory asset charges.

DTV umbrella license

	Amount $US’000	Rate of return, %	Weight
Working capital	191	8.8%	0%
Fixed assets (2)	1,560	12.3%	1%
Cable connections (2)	21,541	16.9%	9%
Programming rights (2)	7,338	20.0%	3%
Trademarks (2)	12,379	20.0%	5%
Other intangibles	353	12.3%	0%
Network affiliation agreements (4)	7,937	20.0%	3%
Umbrella license (1)	77,001	20.0%	31%
Regional licenses (3)	15,502	20.0%	6%
Assembled Workforce (1)	537	13.5%	0%
Residual going concern	105,661	20.8%	42%

Total Business Value	250,000		100%

WARA	20.0%

Channel 31 umbrella license

	Amount $US’000	Rate of return, %	Weight
Working capital	187	7.9%	1%
Fixed assets (2)	1,191	11.6%	6%
Programming rights (2)	2,378	16.8%	11%
Other intangibles	17	11.6%	0%
Umbrella license (1)	14,129	15.9%	66%
Assembled workforce (1)	40	15.9%	0%
Residual going concern	3,324	17.0%	16%

Total Business Value	21,266		100%

WARA	15.9%

(1)          Fair values of umbrella licenses and assembled work force are stated according our revised approach, as explained in our response dated December 3, 2010.

(2)          As explained in our response dated September 14, 2010, we determine fair values of assets for the purpose to determine the value of contributory asset charges as following:

•                  fixed assets — carrying value which equals fair value (some of these assets were acquired in the 2008 acquisition and their fair value was determined at the time of acquisition by applying current market prices method; further additions are recorded at cost which we believe equals their fair value as we buy these assets in the active market);

•                  trade name — income approach, by applying the relief from royalty method;

•                  programming rights — carrying value which equals fair value (as we buy these assets in the active market); and

•                  cable connections — carrying value which equals fair value (most of these connection were acquired in the 2008 acquisition and their fair value was determined at the time of acquisition by applying the cost method; further additions are recorded at costs which we believe equal their fair value. We also acquire cable connections for our two other channels at similar prices from the same service provider that provides them for DTV, thus we believe that prices paid are market).

(3)          Stated at carrying values, which do not exceed fair values.

(4)          Stated at fair values. As we explained in our response dated September 14, 2010, we do not estimate contributory asset charges for network affiliation agreements (another means by which we can increase our technical penetration) because the resulting earnings before taxes are already adjusted for in our models in the technical penetration related to own and operated stations (i.e. income and expenses related to network affiliation agreements are not included in the cash flow to licenses before deducting contributory asset charges).

Appendix 2

WACC calculation as of October 1, 2009

	DTV	Channel 31	Source / Comments

Cost of equity
Risk-free rate	5.9%	4.1%	DTV: Yield to maturity of Russian Eurobonds; Channel 31: 20-year Treasury YTM
Market risk premium	6.5%	6.5%	Ibbotson&Chen
Beta (relevered)	0.9	0.9	Calculation
Beta (unlevered)	0.8	0.8	7-year average for global peer group
D/E ratio	13.0%	13.0%	7-year average for global peer group
Size premium	2.4%	2.4%	Ibbotson Associates, “Stocks, bonds, bills, and inflation”, Valuation Edition Yearbook, Capitalization range USD 453-753 mln
Country risk premium	[n/a]	2.7%	Damodaran Online, “Spreads and risk premiums”
Cost of equity	14.2%	15.2%	Calculation

Cost of debt
Cost of debt (pre-tax)	9.8%	9.8%	Bank Statistics Bulletin monthly published by the Central Bank of Russia, the weighted average interest rate for long-term bank loans provided in US dollars in October 2009.
Profit tax rate	20.0%	20.0%	Tax Code
Cost of debt (after-tax)	7.8%	7.8%	Calculation

WACC (USD)	13.5%	14.3%	Calculation

Currency adjustment	102.3%	101.4%	Global Insight, correspondence between geometrical means of long-term CPIs in the US and in Russia/Kazakhstan

WACC (RUB)	16.1%	15.9%	Calculation

	DTV	Channel 31	Source / Comments

Risk premium	4.0%	0.0%	Premium compensating the potential risks associated with the channels growth strategy

Discount rate applied	20.0%	15.9%